SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to                 .

Commission File Number 000-11773

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Profit Sharing Plan and Trust Agreement

of Alfa Mutual Insurance Company

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Alfa Corporation

2108 E. South Blvd

Montgomery, Al 36106

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Financial Statements

and Supplemental Schedule

December 30, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement

    of Alfa Mutual Insurance Company:

We have audited the accompanying statements of net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 30, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 16, 2003

Atlanta, Georgia

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

	2002	2001
Assets
Investments:
At fair value:
Alfa Corporation Common Stock Fund	$13,815,356	11,820,092
Loans to participants	2,935,779	2,585,675
Mutual funds	45,763,675	58,560,647
Common/collective trusts	18,327,006	18,132,414

	80,841,816	91,098,828
Receivables:
Contributions receivable – employee	479,157	6,984
Contributions receivable – employer	332,469	3,116

Net assets available for benefits	$81,653,442	91,108,928

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2002 and 2001

	2002	2001
Investment loss:
Interest and dividends	$1,425,070	1,426,324
Net depreciation in fair value of investments	(15,926,932)	(14,061,064)

Total investment loss	(14,501,862)	(12,634,740)
Contributions by employees	6,756,545	5,851,230
Contributions by employer	4,028,163	3,455,250
Rollovers	116,597	42,471
Distributions to participants	(5,743,115)	(7,064,246)
Administrative expenses	(111,814)	(61,933)

Net decrease in net assets	(9,455,486)	(10,411,968)
Net assets available for benefits:
Beginning of year	91,108,928	101,520,896

End of year	$81,653,442	91,108,928

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2002 and 2001

(1)	Plan Description

The following brief description of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by The Alfa Mutual Insurance Company’s (the Company) board of directors, under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, Alfa Services, Inc., and Creative Consultants, Inc. The Plan is funded by voluntary employee and employer contributions.

Participation in the Plan is available to all eligible employees of the Company and its affiliates, hereinafter referred to as “Employer”. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Contributions to the Plan are made by both participants and the Employer. Participants may elect to contribute a whole percentage of their gross payroll which is not less than 2% and not greater than 20%, subject to regulatory limitations. The Employer makes discretionary matching contributions to the Plan based on all or a portion of the employees’ pre-tax contribution. The Employer’s board of directors adopts a resolution each year which determines the Employer’s matching contributions.

For 2002, the Employer match was the greater of the employee’s contribution (up to $1,000) or 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation.

(c)	Participant Accounts

An account is maintained for each participant in the Plan. The participants’ accounts are credited with the participants’ contributions, their allocated portion of the Employer contributions, and investment earnings. Distributions, withdrawals, investment losses, and allocated expenses are subtracted from the account balances. Participants are immediately vested upon entering the Plan. For the year ended December 30, 2002, forfeited accounts totaled $11,000.

(d)	Vesting

Participants’ and Employer’s contributions are fully vested at the date of deposit.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Distributions may be made in the form of a lump-sum cash payment, partial lump sum payment and part installment payments, or installment payments over a specified period of time.

(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2002 and 2001

(f)	Loans

Participants may borrow funds from their accounts in the Plan subject to limitations set forth in the Plan agreement. A loan may not be for less than $1,000 and not more than the lesser of either one-half of the employee’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the one-year period preceding the loan date. Interest rates are determined by the Plan using the prime rate plus one percentage point at the time the loan is requested.

(g)	Agreement with Trustee

SEI Private Trust Company (SEI) is the Plan trustee. The Company pays most administrative expenses incurred by the Plan.

(h)	Investment Options

Participants may direct their contributions and any related earnings or losses thereon into various investment options including mutual funds, common/collective trusts, or company stock. The underlying assets of mutual funds and common/collective trusts are invested in publicly traded debt, equity, and other securities options.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America using the accrual method of accounting.

(b)	Investments

Investments are stated at estimated fair value. Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method. Dividends and interest are recorded when earned. The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2002 and 2001

(c)	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(d)	Benefit Payments

Benefits are recorded when paid.

(3)	Plan Administration Expenses

Expenses of plan administration paid by the Plan for the years ended December 30, 2002 and 2001, were $111,814 and $61,933, respectively.

(4)	Investments

The fair value of individual assets that represent 5% or more of the Plan’s net assets available benefits as of December 30, 2002 and 2001 are as follows:

	2002	2001
Alfa Corporation Common Stock Fund	$13,815,356	11,820,092
Goldman Sachs Large Cap Value Fund	—	26,990,392
INVESCO Dynamics Fund	—	8,509,986
INVESCO Balanced Fund	—	6,803,175
Janus Worldwide Fund	—	5,967,336
IRT Stable Value	—	16,064,491
AIM Small Cap Growth Fund	—	5,874,923
SEI Stable Asset Fund	18,327,006	—
SEI Diversified Conservative Fund	5,933,240	—
SEI Diversified Global Stock Fund	4,609,149	—
SEI Large Cap Growth Fund	22,247,758	—
SEI Small Cap Growth Fund	7,532,024	—

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Collective/common trust	$(459,629)	(200,665)
Mutual funds	(16,598,331)	(16,194,002)
Alfa Corporation Common Stock	1,131,028	2,333,603

Total investments	$(15,926,932)	(14,061,064)

(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2002 and 2001

(5)	Related Party Transactions

Certain Plan investments were invested in shares of mutual funds managed by SEI (trustee). Such investments involving the trustee qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for the investment management services amounted to $7,596 and $61,953 for the years ended December 30, 2002 and 2001, respectively. Additionally, at December 30, 2002 and 2001, the Plan owned $13,815,356 and $11,820,092, respectively, in Company stock.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

Schedule 1

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2002

Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Fair value
Common/collective trusts:
*SEI Stable Asset Fund	18,327,006 shares	$18,327,006

Mutual funds:
*SEI Diversified Conservative Fund	646,322 shares	5,933,240
*SEI Diversified Global Stock Fund	584,176 shares	4,609,149
*SEI International Equity	29,876 shares	215,706
*SEI Large Cap Growth Fund	1,607,497 shares	22,247,758
*SEI Large Cap Value Fund	68,254 shares	1,014,943
*SEI S&P 500 Index Fund	70,093 shares	1,896,005
*SEI Small Cap Growth Fund	739,884 shares	7,532,024
*SEI Small Cap Value Fund	4 shares	58
*SEI Core Fixed Income Fund	219,412 shares	2,314,792

Stocks:
*Alfa Corporation Common Stock	765,368 shares	13,815,356

* Loans to participants	Interest rates range from 5.75% to 10.5% and various maturities from <1 to 29 years	2,935,779

		$80,841,816

*	Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

By:	/S/ STEPHEN G. RUTLEDGE
Stephen G. Rutledge Senior Vice President and CFO

Date: June     , 2003